Weston Financial Services LLC
Statement of Financial Condition
For The Year Ended December 31, 2015

ASSETS:

Cash	$ 135,140
Fees receivable	219,116
Prepaid expenses	6,724
Total Assets	$ 360,980

LIABILITIES AND MEMBERS' EQUITY:

LIABILITIES:

Accrued expenses	$ 65,043
Commissions payable	4,301
Subordinated loan	75,000
Total Liabilities	144,344

MEMBERS' EQUITY	216,636
Total Liabilities and Members' Equity	$ 360,980

See accompanying notes to financial statements.